Exhibit 2.1

January 1, 2021

Applied Materials, Inc.

3050 Bowers Avenue, M/S 0105

P.O. Box 58039

Santa Clara, California, USA 95052-8039

Attention: Hussein Fawaz, Corporate Vice President, Mergers & Acquisitions

and

Applied Materials, Inc.

3225 Oakmead Village Drive, M/S 1241

P.O. Box 58039

Santa Clara, California, USA 95054

Attention: Thomas F. Larkins, General Counsel

Re:	Amendment to Share Purchase Agreement

Gentlemen:

Reference is made to that certain Share Purchase Agreement (the “Original Agreement”), dated as of June 30, 2019, by and among Applied Materials, Inc. (“Buyer”), Kokusai Electric Corporation (the “Company”), and KKR HKE Investment L.P. (“Seller”), as amended by the Amendment to Share Purchase Agreement (the “First Amendment”), dated as of April 27, 2020 (the Original Agreement, as amended by the First Amendment, the “Purchase Agreement”). Capitalized terms used but not defined in this letter agreement have the meanings ascribed to them respectively in the Purchase Agreement. Each of Buyer, the Company and Seller hereby agrees as follows:

1. Extension of Outside Date. Effective as of the date hereof, the Outside Date is hereby extended to 11:59 p.m. (New York time) on March 19, 2021 and, subject to the following proviso, the provisions relating to a possible additional extension of the Outside Date as contemplated by Section 12.01(b) of the Purchase Agreement shall be of no further force and effect; provided, however, that (i) if the CP Satisfaction Date occurs on or prior to the Outside Date, the Outside Date shall be automatically extended to 11:59 p.m. (New York time) on the first Business Day following the first date on which the parties would otherwise be obligated to consummate the Closing in accordance with Section 2.03 of the Purchase Agreement (or such other date mutually agreed in writing by Seller and Buyer) and (ii) notwithstanding anything to the contrary in Section 12.01 of the Purchase Agreement, if the CP Satisfaction Date has not occurred on or prior to the Outside Date, the Purchase Agreement shall be deemed to have been automatically terminated by Seller effective as of 11:59 p.m. on the Outside Date pursuant to Section 12.01(b) without any requirement for notice or other action by Seller or Buyer (unless otherwise mutually agreed in writing by Seller and Buyer). For the avoidance of doubt, the words “provided that no such prior notice shall be required in the case of any automatic termination of this Agreement” are hereby added to the end of the last sentence of Section 12.01 of the Purchase Agreement.

2. Effect of Termination. Section 12.02(a) of the Purchase Agreement is hereby amended as follows:

a.

The words “or deemed to have been automatically terminated by Seller, in each case” are hereby added to Section12.02(a)(i) of the Purchase Agreement after the words “this Agreement is terminated by Buyer or Seller”.

b.	The words “as of the time of such termination,” are hereby added to the beginning of Section 12.02(a)(ii) of the Purchase Agreement.

3. Amendments to Section 1.01. Section 1.01 of the Purchase Agreement is hereby amended as follows:

a.	The definition of “Base Purchase Price” is hereby amended and restated in its entirety to be replaced by the following:

“Base Purchase Price” means US$3,500,000,000.”

b.	The definitions set forth on Schedule 1 to this letter agreement are added to Section 1.01 of the Purchase Agreement.

c.	The definition of “Credit Facilities” is amended and restated in its entirety as set forth in Schedule 1 to this letter agreement.

d.	The definition of “Seller Transaction Expenses” is amended and restated in its entirety as set forth in Schedule 1 to this letter agreement.

4. Amendment to Schedule 2.04(b). Schedule 2.04(b) to the Purchase Agreement is hereby amended and restated in its entirety as set forth in Schedule 2 to this letter agreement.

5. Amendments to Schedule 6.01. Schedule 6.01 to the Purchase Agreement is hereby amended to include the items set forth in Schedule 3 to this letter agreement.

6. Amendment to Section 10.01(c). Section 10.01(c) of the Purchase Agreement is hereby amended to read as follows:

“(c) the Hitachi Kokusai Exit shall have been consummated or will be consummated substantially concurrently with the Closing.”

7. Addition of Section 7.04(c) and Change to Section 13.02. A new Section 7.04(c) and an additional sentence in Section 13.02 are hereby added to the Purchase Agreement as provided in Schedule 4 to this letter agreement.

8. No Other Amendment. Except as expressly contemplated above, all provisions of the Purchase Agreement remain in full force and effect, on the terms and subject to the conditions set forth therein. This letter agreement does not constitute, directly or indirectly, an amendment or waiver of any provision of the Purchase Agreement, or any other right, remedy, power or privilege of any party to the Purchase Agreement, except to the extent expressly set forth herein. This letter agreement shall form a part of the Purchase Agreement for all purposes. From and after the date of this letter agreement, any reference in the Purchase Agreement to “this Agreement”, “hereof”, “herein”, and “hereunder” and words or expressions of similar import shall refer to the Purchase Agreement as amended by this letter agreement.

9. Primacy; Entire Agreement. In the event of any conflict between this letter agreement (or any portion thereof) and the Purchase Agreement or any other agreement, the terms of this letter agreement shall prevail. This letter agreement and the Purchase Agreement (including the Schedules and Exhibits thereto), taken together with the Non-Disclosure Agreement, constitute the entire agreement among the parties hereto and supersede all prior agreements and understandings, oral and written, among the parties hereto with respect to the subject matter hereof and thereof.

10. Miscellaneous. Article 14 of the Purchase Agreement shall apply to this letter agreement, mutatis mutandis.

[REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

Please confirm acceptance of, and agreement with, the foregoing by signing one copy of this letter agreement and returning it (including, without limitation, by facsimile transmission or .pdf document) to the undersigned.

Very truly yours,
KKR HKE INVESTMENT L.P. By: KKR HKE Investment Limited, its general partner

By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Director

KOKUSAI ELECTRIC CORPORATION

By:	/s/ Fumiyuki Kanai
	Name:	Fumiyuki Kanai
	Title:	Chief Executive Officer

[Signature Page to Amendment No. 2 to Share Purchase Agreement]

Accepted and agreed as of the date first written above:

APPLIED MATERIALS, INC.

By:	/s/ Hussein Fawaz
	Name:	Hussein Fawaz
	Title:	Corporate Vice President, Mergers & Acquisitions